FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

NEWS RELEASE

       ELDORADO  No. 05-02

TSX: ELD  AMEX: EGO

                            March 21, 2005

2004 FINANCIAL RESULTS

(all figures in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) provides its report on the financial results of the Company for the year ended December 31, 2004.

2004 Highlights

  Proven and probable reserves 6.15 million ounces

  Net loss of $13.9  million or $0.05 cents per common share

  Year end cash balance $135 million

  Working capital of $144 million

  82,024 ounces of gold produced at cash cost of  $294  per ounce

  Company remains debt and hedge free

  Kisladag Construction on budget, on schedule

  Memorandum of Understanding signed with Shandong Gold Corp. January  2005

2004 Results

The consolidated net loss for 2004 was $13.94 million or ($0.05) per share compared with a net loss of $45.03 million or ($0.20) per share in 2003 and a profit of $1.78 million or $0.01 per share in 2002. The loss in 2004 is due to lower gold sales and higher operating costs at the São Bento mine.  Our 2004 exploration drilling program at the São Bento mine did not establish the continuity of the mineralization. Based upon drilling results and the impact on reserves we have charged certain development costs of $8.07 million to operating costs in 2004.

In 2004, we sold 81,913 ounces of gold for $33.15 million, including $0.33 million in net hedging loss amortization. The average realized selling price was $405 per ounce, or $409 per ounce excluding the hedging loss amortization. This compares to 2003 gold sales of 95,544 ounces, which sold at a realized average price of $385 per ounce, or $361 per ounce excluding $2.29 million in hedging gain amortization. The average spot price in 2004 was $409 (2003: $363) per ounce.

Eldorado is in a strong financial position and at December 31, 2004, we held $135.39 million in cash and short-term deposits. We remain debt free and hedge free. We have sufficient funds to construct the $63.10 million Kisladag mine, carry out our planned exploration programs in Turkey and Brazil and pursue new opportunities in China and elsewhere.

2004 Reserves and Resource Statement – As of December 31, 2004

Property		Resources				Reserves

		Tonnes(X1000)	Au, g/t	Au ozs(X1000)		Tonnes(X1000)	Au, g/t	Au ozs(X1000)
São Bento	Measured	332	12.78	136	Proven	315	9.40	95
	Indicated	672	11.21	242	Probable	839	7.85	212
	M+I	1,004	11.73	379	Total	1,154	8.27	307
	Inferred	257	11.20	93

Kisladag	Measured	59,081	1.23	2,336	Proven	54,008	1.25	2,170
	Indicated	155,723	0.97	4,856	Probable	81,012	1.11	2,891
	M+I	214,804	1.04	7,193	Total	135,020	1.16	5,062
	Inferred	45,500	0.75	1,097

Efemçukuru	Measured	665	15.11	323	Proven
	Indicated	1,172	13.94	525	Probable	1,856	13.14	784
	M+I	1,837	14.36	848	Total	1,856	13.14	784
	Inferred	552	12.07	214

Kaymaz	Measured
	Indicated	1,086	6.25	218
	M+I	1,086	6.25	218
	Inferred

Kucukdere	Measured
	Indicated	1,276	6.43	264
	M+I
	Inferred

Piaba	Measured
	Indicated	6,273	1.27	256
	M+I	6,273	1.27	256
	Inferred	4,322	1.28	178

Total	Measured	60,078	1.45	2,796	Proven	54,323	1.30	2,266
	Indicated	166,202	1.19	6,362	Probable	83,707	1.44	3,887
	M+I	226,280	1.26	9,158	Total	138,030	1.39	6,153
	Inferred	50,631	0.97	1,582

Notes:

1)

Gold prices used for reserves were $375/oz. for São Bento, $350 for Kisladag, and $325 for Efemçukuru.

2)

Qualified Persons – Norm Pitcher, P. Geo. for São Bento, Gary Giroux, P. Geo and Callum Grant, P. Eng. for Kisladag and Efemçukuru.

3)

São Bento, Kisladag and Efemçukuru resources have been prepared in accordance with NI43-101.  All other resources are historical estimates prior to implementation of 43-101.

4)

São Bento and Kisladag reserves were prepared in accordance with NI43-101, Efemçukuru was prepared prior NI43-101 and is currently being updated.

5)

Piaba resources represent Eldorado’s 50% interest.

Operating Performance

In 2004, production at the São Bento mine was 82,024 ounces of gold at a cash cost of $294 per ounce. Production in 2004 was negatively impacted by the high level of waste handling, poor ground conditions and the presence of the metabasite intrusive that intersects the orebody in the area mined in 2004. In 2005 we are forecasting production of 72,000 ounces at a cash cost of $320 per ounce.

Development

In 2004 at Kisladag we acquired all the public and private land, updated the Feasibility Study to reflect increased costs, completed the permitting process and obtained all approvals from the Turkish authorities to commence  construction of the Kisladag mine.

In October we began installing site services and completing two process water wells. In December, we began earthwork excavation for construction of the first phase of the leach pad.  Kisladag mine construction is on budget and on schedule to begin production in December 2005.  The Kisladag mine will produce 164,000 ounces of gold in its first year of operations increasing in year two to 240,000 ounces of gold.  Cash operating costs are expected to be $165 per ounce for a planned mine life of 14 years.

A public meeting was held on our Efemçukuru project in February 2005 by the Turkish Ministry of the Environment to obtain input from local residents about our proposed Efemçukuru mine.  We are addressing the questions of local residents in our Environmental Impact Assessment Study which we are completing for submission to the Ministry in May 2005.

Exploration Activity

In 2004, we focused our exploration activities on Turkey, Brazil and China, spending a total of $4.14 million.

Turkey

Our exploration activities in Turkey centered on three areas:  the Western Pontides, the Demir Joint Venture and the Biga Peninsula.

In the Western Pontides, we control 145,200 hectares in 42 exploration licenses that are 100% owned by our subsidiary, Tüprag Metal Madencilik San. Ve. Tic. Ltd. Sti.  The targets in this area are large, bulk tonnage, high sulfidation-type precious metal systems and low sulfidation-type precious metal vein systems.  In 2004, we undertook a range of activities – including mapping and sampling – to provide drill targets for the year ahead.

Our 50/50 Demir Joint Venture consists of 27 licenses covering a total of 58,642 hectares.  Included in the JV is the AS Project, discovered during a reconnaissance program in 2001 and 2002, which includes a porphyry-style gold-molybdenum-copper deposit that has alteration styles similar to those at Kisladag.  In 2004, we completed the layout of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access.  Results from the sampling will guide our drill program for 2005.

In the Biga Peninsula area of western Turkey, we control 25 exploration licenses covering 38,244 hectares.  Reconnaissance work will continue in 2005 and we may carry out additional drilling.

Brazil

In 2004, we pursued several exploration opportunities and obtained mineral licenses on two properties in northern Brazil’s Amapa State and another in Rio Grande do Norte State.

Our land position in Amapa State totals 12,000 hectares and our work program in 2004 focused on geologic mapping, stream and soil sampling and geophysics to define drill targets.  These properties host large geochemical gold anomalies as well as artisanal gold mining, in the same rock formations that host major deposits in Venezuela, Surinam and Guyana.

In Rio Grande do Norte State results from a 4 hole exploration program in the Bonfim area were negative, and the property was subsequently dropped.

Exploration Outlook

Our exploration program for 2005 is focused on Brazil, China and Turkey.

Brazil

Total exploration expenditures in Brazil for 2005 are budgeted at $4.10 million, which will be allocated to the Tartarugalzinho and Cassipore projects, as well as a development project currently being negotiated.

China

On January 11, 2005 we signed a Memorandum of Understanding with the Shandong Gold Corporation (“Shandong”) outlining possible joint ventures on one advanced exploration property and two development projects.  Shandong is a publicly traded company listed on the Shanghai Exchange with assets in excess of $362 million.  Located in eastern China’s Shandong province, which is China’s largest gold producing region, the company’s revenue is derived from the production and sale of gold, silver, sulfur concentrate ore and gold and silver jewelry.  Shandong produced approximately 150,000 ounces of gold in 2004 from two underground mines and in November 2004 the company acquired its third underground mine.

Turkey

Our 2005 exploration budget for Turkey is $1.70 million which will be divided among the Pontide Belt, Biga Peninsula and Demir Joint Venture.  We have our own drilling rigs, processing lab and technicians thereby allowing us to do substantial exploration work economically on several projects.  Additional funds will be allocated as needed.

Corporate

In September 2003 Berne Jansson became General Manager, Kisladag located in Turkey.  Berne has provided leadership and management for the Kisladag Gold Project and effective March 31, 2005 is appointed to the position of Vice President, Operations for Eldorado.  As Vice President, Operations Berne will be responsible for our existing operations and the construction of our new mines.  Berne will remain based in Turkey through the majority of 2005 providing in country oversight of the Kisladag construction.  Berne Jansson is a mining engineer with over 30 years of experience in engineering construction and operation of mines throughout the Americas, Africa and the Middle East.

John Timmons will join the Company on May 1, 2005 as the General Manager, Kisladag Gold Project.  John will assume Berne’s role providing leadership and management for Kisladag.  John has extensive experience in the resource industry and from 1996 to 2005 held several management positions with Cayeli Bakir Esletmeleri, Cayeli, Turkey, most recently since 1997 as General Manager.

In November 2003, Norm Pitcher rejoined Eldorado in the position of Manager, Evaluations.  Norm was Manager Resource Development for the Company in 1997 prior to becoming the Chief Geologist for Pan American Silver Corporation.  In May 2004, Norm was appointed to the position of Vice President, Exploration and Corporate Development and will lead our exploration activities including the assessment of our existing projects and the identification of new business opportunities.

Charlie Parker also rejoined the Company on February 1, 2005 as Operations Controller of the Kisladag Gold Project where he will be the senior financial resource for the project.  Charlie was employed by Eldorado as Controller for its Mexico Operations from 1996 to 1999.  Since that time Charlie has maintained his involvement within the resource industry and has extensive experience in the development and auditing of internal control procedures pursuant to Sarbanes Oxley regulations.

In 2004 we established our Representative Office in Beijing, China.  Mr. Xuexin Zhu joined Eldorado in June 2004 as its Senior Engineer located in Beijing.  Xuexin is responsible for the coordination of our examination of prospective projects in China.  Xuexin is a professional engineer with 12 years experience in planning, design and construction management of underground mines and was responsible for the supervision of the Feasibility Study of the Jianchaling Gold/Nickel Mine for Sino Gold, the first foreign owned gold mine in China.

“2004 was a year of achievement and challenge for Eldorado,” commented Paul Wright, President and Chief Executive Officer. “We’ve strengthened our balance sheet, financed our next mines, advanced our Kisladag project to construction and made progress with the Efemçukuru EIA Study.  Although our shaft deepening project will be completed on budget and on schedule at São Bento we will not be able to utilize it to greater advantage since we were unable to extend our proven and probable reserves at the mine.  We have added prospective land positions in Brazil and Turkey and have planned 2005 drilling programs in both countries. We look forward to advancing our new initiative with Shandong Gold Corp. in China.”

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form and the factors discussed in the Prospectus dated November 5, 2004.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Prospectus dated November 5, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)
-	-	-	-	2004	-	2003

ASSETS
Current Assets
Cash and cash equivalents				$135,390		$105,465
Accounts and other receivables				8,705		3,213
Inventories (Note 3)			-	5,927	-	5,623
				150,022		114,301

Property, plant and equipment (Note 4)				52,337		23,784
Mineral properties and deferred development (Note 4)				22,676		32,287
Investments and advances (Note 8)				1,224		1,258
Deferred loss (Note 6)				-		329
				$226,259		$171,959

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities				$6,005		$7,164
				6,005		7,164

Asset retirement obligation (Note 5)				8,059		7,172
Contractual severance obligation				636		318
Future income taxes (Note 9)			-	4,598	-	3,830
				19,298		18,484

SHAREHOLDERS' EQUITY
Share capital (Note 7)				508,373		444,665
Contributed surplus				1,094		1,094
Stock based compensation (Note 7)				5,138		1,418
Deficit				(307,644)		(293,702)
			-	206,961	-	153,475
				$226,259		$171,959

Commitments and Contingencies (Note 10)

Approved by the Board

"Robert Gilmore"				"Paul Wright"

Director				Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
For The Years Ended December 31
(Expressed in thousands of U.S. dollars except per share amounts)

-	-	2004		2003		2002

Revenue
Gold sales		$33,153		$36,814		$34,051
Interest and other income	-	2,762	-	1,415	-	5,245
		35,915		38,229		39,296
Expenses
Operating costs		32,459		22,604		19,027
Depletion, depreciation and amortization		4,431		10,321		10,699
General and administrative		5,531		4,961		3,238
Exploration expense		4,136		1,956		1,078
Interest and financing costs		25		569		1,156
Loss (gain) on settlement of convertible debenture		-		227		(463)
Stock based compensation expense		3,720		1,418		-
Accretion of asset retirement obligation		430		406		383
Foreign exchange (gain) loss	-	(196)	-	(6,494)	-	1,046
		50,536		35,968		36,164
(Loss) profit before the undernoted items	-	(14,621)	-	2,261	-	3,132
Writedown of assets		-		(44,645)		(415)
Gain (loss) on disposals of property, plant and equipment	-	30	-	(186)	-	(205)
(Loss) profit before income taxes	-	(14,591)	-	(42,570)	-	2,512
	-		-		-

Tax recovery (expense) (Note 9)
Current		1,406		1,107		(1,121)
Future		(757)		(3,570)		387
Net (loss) income for the year		$(13,942)		$(45,033)		$1,778

Deficit at the beginning of the year:
As previously reported		(293,702)		(247,649)		(249,785)
Change in accounting policy		-		(1,020)		(662)
As restated		$(293,702)		$(248,669)		$(250,447)

Deficit at the end of the year		$(307,644)		$(293,702)		$(248,669)

Weighted average number of shares outstanding	-	257,643,212	-	221,770,349	-	147,597,481
Basic (loss) income per share - U.S.$		$(0.05)		$(0.20)		$0.01
Basic (loss) income per share - CDN.$ - (yearly avg. rate)		$(0.07)		$(0.28)		$0.02
Diluted (loss) income per share - U.S.$		$(0.05)		$(0.20)		$0.01

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)
--	--	2004	-	2003	-	2002

Cash flows from operating activities
Net (loss) income for the year		$(13,942)		$(45,033)		$1,778
Items not affecting cash
Depletion, depreciation and amortization		4,431		10,321		10,699
Future income taxes		757		3,570		(387)
Writedown of assets		28		44,929		415
Loss on disposals of property, plant and equipment		8		-		205
Loss (gain) on settlement of convertible debenture		-		227		(463)
Interest and financing costs		-		127		249
Amortization of hedging gain		329		(2,286)		(3,550)
Stock based compensation expense		3,720		1,418		-
Contractual severance expense		318		318		-
Accretion of asset retirement obligation		430		406		383
Foreign exchange loss (gain)	-	450	-	(6,850)	-	1,784
		(3,471)		7,147		11,113
(Increase) decrease in accounts and other receivable		(5,492)		(1,833)		1,585
(Increase) decrease in inventories		(304)		(607)		(425)
(Decrease) increase in accounts payable and accrued liabilities	-	(1,159)	-	(1,061)	-	(2,985)
		(10,426)		3,646		9,288
Cash flow from investing activities
Property, plant and equipment		(22,772)		(9,391)		(5,334)
Proceeds from disposals of property, plant and equipment		357		-		64
Mineral properties and deferred development		(573)		(3,604)		(2,285)
Investments and advances		-		(1,196)		37
Proceeds from disposals of investments and advances		70		-		-
Restricted cash	-	-	-	-	-	475
		(22,918)		(14,191)		(7,043)
Cash flow from financing activities
Repayment of long-term debt		-		-		(15,476)
Repayment of convertible debentures		-		(7,150)		-
Issue of common shares:
Voting - for cash		63,708		78,619		47,966
Other assets and deferred charges	-	-	-	-	-	(95)
		63,708		71,469		32,395
Foreign exchange gain (loss) on cash held in foreign currency	-	(439)	-	6,914	-	32,875
Net increase (decrease) in cash and cash equivalents	-	29,925	-	67,838	-	(1,765)

Cash and cash equivalents at beginning of the year	-	105,465	-	37,627	-	4,752
Cash and cash equivalents at end of the year		$135,390		$105,465		$37,627

Supplemental cash flow information
Interest paid		$-		$541		$937
Income tax paid		$166		$242		$382